AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1999
                                                          REGISTRATION NO.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
           (Exact name of the Registrant as specified in its charter)

          CALIFORNIA                                             94-2862863
(State or other jurisdiction of                               (I.R.S. employer
incorporation or organization)                               identification no.)

                                 75 ROWLAND WAY
                            NOVATO, CALIFORNIA 94945
                                 (415) 257-3000
 (Address and telephone number of the Registrant's principal executive offices)
                             ----------------------

                                   COSTA JOHN
                             CHIEF EXECUTIVE OFFICER
                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                                 75 ROWLAND WAY,
                                NOVATO, CA 94945
                                 (415) 257-3000
   (Name, address and telephone number of the Registrant's agent for service)
                             ----------------------

                                   Copies to:
                                   KEVIN KELSO
                               FENWICK & WEST LLP
                         TWO PALO ALTO SQUARE, SUITE 800
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 494-0600
                             ----------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                    CALCULATION OF REGISTRATION FEE
===============================================================================================================
                                                       PROPOSED MAXIMUM        PROPOSED
  TITLE OF EACH CLASS OF SHARES OF     AMOUNTS TO       OFFERING PRICE         MAXIMUM            AMOUNT OF
            COMMON STOCK                   BE            PER SHARE(1)         AGGREGATE           REGISTRATION
          TO BE REGISTERED            REGISTERED(1)                         OFFERING PRICE(1)          FEE
---------------------------------------------------------------------------------------------------------------
common stock no par value              2,524,823            $6.25             $15,780,144            $4,390
===============================================================================================================

(1) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq Stock Market on June 3, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED JUNE 8, 1999

--------------------------------------------------------------------------------

                                   PROSPECTUS

--------------------------------------------------------------------------------


                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                       2,524,823 SHARES OF COMMON STOCK



  International Microcomputer Software's common stock currently trades on the
                              Nasdaq Stock Market.

           Last reported sale price on June 3, 1999: $6.25 per share.
                              Trading Symbol: IMSI

                   -------------------------------------------

                                  THE OFFERING

     The selling stockholders named on page 13 of this prospectus are selling all of the shares of Common stock offered in this prospectus. International Microcomputer Software, Inc., or "IMSI", will not receive any of the proceeds from the sale of these shares. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933 and will be sold from time to time as described under "Plan of Distribution."

     IMSI will pay approximately $50,000 in registration expenses. IMSI will not be required to pay any discounts, commissions or selling expenses in connection with this registration. The selling stockholders, and broker-dealers who may participate in sale of the shares covered by this prospectus, may use this prospectus. The shares covered by this prospectus may, if qualified, also be sold pursuant to Rule 144 of the Securities Act or any other applicable exemption.

                   -------------------------------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this prospectus is _____, 1999
================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

================================================================================

        IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF SUCH INFORMATION IS GIVEN OR REPRESENTATIONS MADE, YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED HEREBY, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                           --------------------------

                                TABLE OF CONTENTS

                           --------------------------

Risk Factors......................................................2
Use of Proceeds..................................................13
Selling Stockholders.............................................13
Plan of Distribution.............................................16
Where You Can Find More Information..............................18
Documents Incorporated by Reference..............................19
Legal Matters....................................................18

        Unless the context otherwise requires, the terms "we," "our," "us" and "IMSI" refer to International Microcomputer Software, Inc., a California corporation.

                                      IMSI

        We are a provider of productivity software for growing businesses. We distribute our products in more than 60 countries and in 13 languages via retail, direct, and on-line channels. Since our founding in 1982, we have sold more than ten million units worldwide. We offer a broad spectrum of award-winning solutions for growing businesses in the computer-aided design ("CAD"), business applications, visual content and utilities categories. Our headquarters are located in California and we have offices in Canada, France, Germany, Australia, South Africa, Sweden, Japan and the United Kingdom.

                                  RISK FACTORS

        Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

WE EXPECT A LARGE LOSS IN THE FISCAL YEAR ENDED JUNE 30, 1999.

        We anticipate that IMSI will have a net loss for its fourth fiscal quarter ending June 30, 1999 and will have a net loss for the entire fiscal year. Results for Fiscal 2000 will be affected by, among other factors, the timing and the number of new product releases or upgraded versions of existing products, as well as marketing and promotional expenditures in connection with the product releases and the timing of product announcements or introductions by our competitors.


WE ARE IN NEGOTIATIONS REGARDING OUR BANK LINE OF CREDIT UNDER WHICH CERTAIN EVENTS OF DEFAULT HAVE OCCURRED.

        IMSI has a line of credit agreement with Union Bank under which it can borrow the lesser of $13,500,000 or 80% of eligible accounts receivable, at Union Bank's reference rate plus 1/2 % or LIBOR plus 2%, at IMSI's option. The line of credit agreement requires IMSI to comply with certain financial covenants including maintenance of net worth and working capital requirements. Under the terms of the agreement, all assets not subject to liens of other financial institutions have been pledged as collateral against the line of credit. The credit line expires October 31, 1999.

        As a result of covenant violations, certain events of default have occurred that, among other things, entitle Union Bank to declare all loans and other obligations of IMSI under the line of credit to be immediately due and payable and to commence immediate enforcement and collection actions, except for the agreements described in the next paragraph.

        On March 5, 1999, IMSI and Union Bank executed a forbearance agreement, whereby IMSI agreed to pay down the amount by which IMSI's obligations to Union Bank exceeded the sum permitted to be borrowed in accordance with the agreement such that the remaining over-advance did not exceed $2,250,000. IMSI accordingly paid approximately $1,773,000 of the balance outstanding on the line of credit in March 1999. Union Bank agreed to forbear taking any enforcement actions until April 5, 1999. IMSI and Union Bank recently entered into agreements amending the credit agreement and related instruments. Subject to IMSI's compliance with the amendment agreements, Union Bank waived IMSI's compliance with certain of the covenants contained in the credit agreements with respect to our third and fourth quarters of fiscal 1999, subject to certain conditions including payments by us to reduce our outstanding balance under the credit facility by at least $1,800,000. We used a portion of the proceeds that we received from the BayStar financing described in the next paragraph below to make this payment. If we breach the provisions of the credit agreements as amended or violate one or more of the covenants in the amended agreements, Union Bank could declare all loans and the obligations under the agreements to be immediately due and payable and could commence immediate enforcement and collection actions, which could have a material adverse effect on IMSI's business, operating results and financial condition.

WE NEED TO RAISE ADDITIONAL FUNDS.

        On May 26, 1999, we announced that we completed a private placement transaction (the "BayStar Financing") in which we received $5,000,000 from BayStar Capital and we issued to BayStar a three-year $5,000,000 principal amount 9% subordinated convertible note, and a warrant to acquire 250,000 shares of common stock at an initial exercise price of $7.59 per share. The note is convertible into shares of common stock at an initial conversion price of $7.59 per share. The note and warrant contain various anti-dilution and other provisions which could, depending upon the occurrence of certain events including the market price of the common stock at future dates and the terms of certain kinds of future equity financing transactions, result in additional shares being issuable upon conversion of the note or exercise of the warrant. Even with the proceeds from the BayStar Financing, we currently anticipate that the available funds and cash flows generated from operations will not be sufficient to meet our anticipated needs for working capital and capital expenditures for the next 12 months. Therefore, we will need to raise additional funds i the near future. As a result of our need for funds and our substantial losses during fiscal 1999 to date, during fiscal 1999 we instituted measures to improve operations and cash flows, including substantial personnel reductions and the initiation of certain cost cutting programs, and we may take further measures, including further personnel reductions, during fiscal 1999 and thereafter. We will need to raise significant new working capital through additional debt or equity financing in order to sustain our operations and fund our operating plans, and to fund business expansion, develop new or enhanced products, respond to competitive pressures or acquire complementary products, businesses or technologies. If we successfully raise additional funds, it is likely that they will be raised through the issuance of equity or convertible debt securities, and thus the percentage of ownership of the stockholders will be reduced, stockholders will experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of our common stock.

        We cannot provide any assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. In addition, such inability could have a material adverse effect on our business, operating results and financial condition.

        Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The losses discussed above, and other factors such as our liquidity, raise questions concerning our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing or refinancing, to generate sufficient cash flow to meet our obligations on a timely basis, and ultimately to attain successful operations.

OUR PREVIOUS AUDIT FIRM RESIGNED.

        As we reported in a Form 8-K filed on April 26, 1999, Deloitte & Touche, LLP resigned in April 1999 as our independent auditor. As reported in the Form 8-K filed by IMSI on May 12, 1999, IMSI retained Grant Thornton, LLP as our new independent auditor.

WE EXPERIENCE FLUCTUATIONS IN OUR OPERATING RESULTS.

        We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors. We experienced growth during fiscal 1998, 1997, and 1996. However, during fiscal year 1999, we suffered a significant decline in revenue from $45.6 million in the nine months ended March 31, 1998 to $30.9 million in the nine months ended March 31, 1999. This decline in revenue has resulted in our reporting net losses for the first three quarters of fiscal 1999 with a net loss of $5.4 million in the nine months ended March 31, 1999, compared with a net loss of $1.9 million in the six months ended December 31, 1997.

        Factors that may cause fluctuations in operating results in the future include, but are not limited to,

        -       market acceptance of our products or those of our competitors;

        - the timing of introductions of new products and new versions of existing products;

        - expenses relating to the development and promotion of such new products and new version introductions;

        - product returns and reserves; changes in pricing policies by us or our competitors;

        -       projected and actual changes in platforms and technologies;

        - the accuracy of forecasts of, and fluctuations in, consumer demand;

        -       the extent of third party royalty payments;

        -       the rate of growth of the consumer software market;

        -       fluctuations in foreign exchange rates;

        -       the timing of orders or order cancellation from major customers;

        - changes or disruptions in the consumer software distribution channels;

        - the successful acquisition and integration of new businesses, products and technologies;

        - the timing of any write-offs in connection with such acquisitions; and

        -       economic conditions, both generally and within our industry.

        We may also be required to pay fees in advance or to guarantee royalties, which may be substantial, or to obtain software licenses from third parties. As a result of these and other factors, our operating results in any given period are inherently difficult to predict. Any significant shortfall in revenues and earnings from the levels expected by securities analysts and stockholders could result in a substantial decline in the trading price of our common stock.

        While our business has not generally been materially affected by seasonal trends, the seasonality of the European, Asia/Pacific and other international markets could impact our operating results and financial condition in a particular quarter given the significant portion of net revenues contributed by international operations. The markets for our products are also characterized by significant price competition, which may cause our operating results to fluctuate.

WE ANTICIPATE A SIGNIFICANT RESTRUCTURING CHARGE DURING THE FOURTH QUARTER OF FISCAL 1999.

        IMSI is in the process of implementing a company-wide restructuring in response to its fiscal 1999 decline in revenues and net losses. In this regard, we are attempting to reduce the costs associated with our retail


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

operations, to focus on our strongest product franchises, and to discontinue investment in non-strategic products. We plan to move to a more variable cost model and reduce fixed infrastructure. We expect to incur a significant restructuring charge in the current fourth quarter of fiscal year 1999. This charge may include write-downs of inventories and other intangible assets relating to non-strategic products, as well as costs associated with personnel reductions and facilities closures.

WE MAY NOT BE PROFITABLE IN THE FACE OF RAPIDLY CHANGING TECHNOLOGY.

        The markets for our products are characterized by rapidly changing technology, frequent new product introductions and uncertainty due to new and emerging technologies, as well as changes in customer requirements and preferences. Changes in technologies and customer requirements and preferences, product obsolescence and advances in computer software and hardware will require us to develop or acquire new products and to enhance our products in a timely manner at improved price/performance levels in order to remain competitive. The pace of change has recently accelerated due to the Internet, corporate intranets, the introduction of 32-bit operating systems such as Windows 95, Windows 98 and Windows NT 4.0, and new programming languages, such as Java. PC hardware, in particular, is steadily advancing in power and function, facilitating expansion of the market for increasingly complex and flexible software products. This, in turn, has resulted in escalating development costs, longer periods necessary for development of new products and a greater degree of unpredictability in the time necessary to develop products. Due to potential difficulties in the development process, we cannot provide assurance that future products and upgrades will be released in a timely manner or that they will receive market acceptance, if and when released. Despite significant testing by us and by current and potential customers, errors or "bugs" may still be found in new products or upgrades after commencement of commercial shipments, especially when first introduced. Delays in the commencement of commercial shipments of new products or upgrades, as well as the discovery of errors or "bugs" after release, may result in adverse publicity, customer dissatisfaction and delay or loss of product revenues. In addition, such errors or "bugs" could require significant design modification or corrective releases and could result in an increase in product returns. Furthermore, from time to time we and others may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. We cannot assure that announcement of currently planned or other new products by us or by our competitors will not cause customers to defer purchasing our products existing or cause distributors to return products to us. In addition, rapid changes in the market and increasing numbers of new products available to consumers have increased the degree of consumer acceptance risk with respect to any specific title that we may publish. We expect that this trend will continue and may become more pronounced in the future. Consumer preferences are difficult to predict, and few consumer products achieve sustained market acceptance.

        We cannot provide assurance that we will be successful in our product development efforts or that we will have the resources required to respond to technological changes or to compete successfully in the future. Delays or difficulties associated with new product introductions or upgrades could have a material adverse effect on our business, operating results and financial condition. In addition, because we expect that the cost of developing and introducing new products will continue to increase, the financial risks associated with new product development will increase as will the risks associated with material delays in the introduction of such new products. If we are unable to develop or acquire new products in a timely manner as revenues decrease from products reaching the end of their natural life cycles, our operating results will be adversely affected. Because of our small size and capital resources relative to some of our competitors, our ability to avoid technological obsolescence through acquisition or development of new products or upgrades of existing products may be more limited than companies with greater funds.

WE FACE RISKS IN INITIATING AND EXECUTING OUR INTERNET STRATEGY.

        Our marketplace has recently experienced a higher emphasis on online and Internet-related services and content tailored for this new delivery vehicle. We have taken and will continue to take steps, at significant cost, to take advantage of opportunities created by the Internet and online networks, and we expect to continue incurring significant additional costs in connection with our Internet infrastructure. These changes include material and costly additions to our existing hardware, substantial increase in personnel for experienced web designers, acquisitions and cross licenses to drive traffic to our web sites and a transition to an Internet sales and marketing strategy. We cannot provide any assurance that our Internet strategy will be successful, or that the costs and investments in this area will provide adequate, or any, results. Delivery of software using online services or the Internet will necessitate certain changes in our business and operations including addressing operational challenges such as improving download time for pictures, images and programs, ensuring proper regulation of content quality and developing sophisticated security for transmitting payments. Our failure to adapt to and utilize such technologies and media successfully and in a timely manner could materially and adversely affect our competitive position and our financial results.

        IMSI depends to some extent and is increasing its dependence on relationships with other online companies. These relationships include, but are not limited to, agreements for anchor tenancy, promotional placements, sponsorships and banner advertisements. Generally, these agreements have terms for up to a year, are not exclusive and do not provide for guaranteed renewal. The risks included in this dependence include:

        (i) the possibility that a competitor will purchase exclusive rights to attractive space on one or more key sites;

        (ii) the uncertainty that significant spending on these relationships will increase IMSI's revenues substantially or at all;

        (iii) the possibility that potential revenue increases resulting from such spending will not occur within the time periods that IMSI is expecting;

        (iv) the possibility that space on web sites may increase in price or cease to be available on reasonable terms or at all;

        (v) the possibility that such online companies will be unable to deliver a sufficient number of customer visits or impressions; and

        (vi) the possibility that such online companies will compete with IMSI for limited online revenues. Any termination of our arrangements with other online companies could have a material adverse effect on IMSI's business, results of operations and financial condition.

        A key element of our Internet strategy is to generate a high volume of traffic to, and use of, our Website. IMSI's revenues will depend primarily on the number of customers who use our Website to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of our Website, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to IMSI's operating results, as well as to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. IMSI periodically has experienced minor systems interruptions, including Internet disruptions, which it believes may continue to occur from time to time. Any systems interruptions, including Internet disruptions, that result in the unavailability of our Website or reduced order fulfillment performance would reduce the volume of goods sold, which could have a material adverse effect on IMSI's business, results of operations and financial condition. IMSI is continually enhancing and expanding its transaction-processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on IMSI's Website. There can be no assurance that IMSI will be successful in these efforts or that IMSI will be able to accurately project the rate or timing of increases, if any, in the use of our Website or timely expand and upgrade our systems and infrastructure to accommodate such increases. There can be no assurance that IMSI's or our suppliers' network will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if the customer usage of our Website increases. IMSI's failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services and have a material adverse effect on our business, results of operations and financial condition.

WE MAY HAVE DIFFICULTIES SUCCESSFULLY INCORPORATING NEWLY ACQUIRED PRODUCTS AND TECHNOLOGIES INTO OUR BUSINESS.

        We have acquired businesses, technologies, services, product lines and/or content databases that are complementary to our business in order to broaden our product lines and geographic sales channels. For example, during the first quarter of fiscal 1998, we acquired a number of products in the CAD, diagramming and consumer categories from Corel Corporation; entered into a technology licensing agreement with Dragon Systems, a developer of speech recognition products; acquired from Quarterdeck

Corporation exclusive worldwide licensing rights to the HiJaak graphics utility products; acquired certain assets of MediaPaq, Inc., including our browser technology; and acquired certain assets of MapLinx, Inc., including a mapping software program. We believe that our future growth will depend, in part, upon the success of our recent and possible future acquisitions. We cannot provide assurances that the anticipated benefits of recently concluded business combinations and product acquisitions will be realized, or that we will be successful in identifying suitable acquisition opportunities in the future. We may face increased competition for future acquisition opportunities, which may inhibit our ability to consummate suitable acquisitions and increase the costs of completing such acquisitions. Further, we cannot provide assurances that we will be able successfully to integrate acquired technologies, services, product lines or businesses. Acquisitions entail a number of risks, including managing a larger and more geographically disparate business; diversion of management attention; development of and marketing acquired products to markets with which we may not be familiar; integrating the acquired products into our product lines; coordinating diverse operating structures, policies and practices; and integrating the employees of the acquired companies into our organization and culture. Our failure to integrate and manage acquired businesses successfully, to retain our employees and to successfully address new markets associated with such acquired businesses would have a material adverse effect on our business, operating results and financial condition. Certain of our acquisitions have involved issuances of equity securities and resulted in various charges and expenses that have adversely affected, and will continue to adversely affect, our operating results and financial condition. Future acquisitions may also result in potential charges that may adversely affect our earnings and may involve the issuance of shares of our stock to owners of acquired businesses, resulting in dilution in the percentage of our stock owned by other stockholders.

OUR SUCCESS DEPENDS ON KEY PERSONNEL.

        We have recently experienced changes in our board of directors and management. As previously reported in a press release and in our quarterly Report on Form 10-Q for the period ended March 31, 1999, IMSI announced the appointment of Costa John, our Chief Financial Officer, as our Chief Executive Officer. Mr. John remains the Chief Financial Officer. Martin Sacks, formerly Chief Executive Officer and President of IMSI, resigned as CEO and President but remains a director and was elected Chairman of the Board. As part of the restructuring of the management team and the Board, Geoffrey Koblick, formerly Chief Operating Officer and Chairman, has retired from both positions and as a director, but continues to be available as an advisor to IMSI. In addition, Robert Mayer, who continues as executive Vice President of Worldwide Sales and Marketing, has resigned as a director.

        Our success depends to a significant extent on the performance and continued service of our senior management and certain key employees. We maintain no key person insurance and do not have employment agreements or non-competition agreements with all of our key employees. Competition for highly skilled employees with technical, Internet, management, marketing, sales, product development and other specialized training is intense, and the supply is limited. In particular, we have historically experienced difficulty in attracting highly qualified programmers and software engineers in the U.S. We cannot provide any assurance that we will be successful in attracting, motivating and retaining such personnel. In addition, we cannot provide any assurance that one or more key employees will not leave us or compete against us. Our failure to attract qualified employees or to retain the services of key personnel could materially adversely affect our business, operating results and financial condition.

COMPETITION WITHIN DISTRIBUTION CHANNELS MAY ADVERSELY AFFECT OUR BUSINESS.

        The distribution channels through which consumer software products are sold have been characterized by intense competition and continuing uncertainties, including consolidations and financial difficulties of certain distributors and resellers, the emergence of new resellers such as general mass merchandisers and superstores, the development of new channels such as the Internet and the desire of large customers such as retail chains and corporate users to purchase directly from software developers. Competition for access to distribution channels and for retail shelf space is intense. We have no long-term distribution agreements with any reseller. We cannot provide any assurance that our distributors and retailers will continue to purchase our products or provide our products with adequate levels of shelf space and promotional support or that we will be able to distribute our products effectively through new distribution channels. Our distributors and retailers carry competing product lines, and there is substantial pressure from distributors and retailers to obtain marketing and promotional funds, price discounts and favorable return policies in connection with access to shelf space, in-store promotions and sales of products, which has an adverse impact on our net revenues and profitability. In addition, consolidation among the



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

companies within our distribution channels has reduced the number of available distributors, which has increased the competition for shelf-space. We cannot provide any assurance that these pressures will not continue or increase.

        We allow distributors to return products in exchange for new products or for credit towards future purchases as part of stock balancing programs. In addition, we provide price protection to our distributors when we reduce the price of our products. End users may return products through dealers and distributors within a reasonable period from the date of purchase for a full refund, and retailers may return older versions of products. Various distributors and resellers may have different return policies. Substantial product returns occur when we introduce upgrades and new versions of products or when distributors or resellers overestimate demand. We anticipate that product returns in future periods will continue to be adversely affected by product update cycles, new product releases and software quality. We establish allowances based on estimated future returns of products after considering various factors, and accordingly, if the level of actual returns exceeds our estimates, it could have a material adverse impact on our operating results and financial condition. While we attempt to monitor channel inventories and provide appropriate reserves, actual product returns may differ from our reserve estimates, and such differences could be material to our operating results and financial condition.

        We manufacture our products based upon estimated future sales, and accordingly, if the level of actual orders of products falls short of management's estimates, inventory levels could be excessive, which could add to inventory write-offs and have an adverse impact on our business, operating results and financial condition.

WE DEPEND ON A LIMITED NUMBER OF DISTRIBUTORS AND RETAILERS FOR A SUBSTANTIAL AMOUNT OF REVENUES.

        Sales to a limited number of distributors and retailers have constituted and are expected to continue to constitute a substantial amount of our revenues. Sales to our two largest distributors during the nine months ending on March 31, 1999 accounted for approximately 36% of net revenues for that period. Sales to our two largest distributors during fiscal 1998 accounted for an aggregate of 35% and 25% of our revenues during fiscal 1997, respectively. Arrangements with our distributors and retailers may generally be terminated at any time by the distributor or retailer. While we are currently attempting to negotiate direct sales relationships with the major retailers, there is no guarantee we will be able to reduce our reliance on distributors either quickly or at all. The loss of a significant reduction in sales due to the inability to collect receivables from, or any other adverse change in our relationship with, any of our principal distributors or retailers, or principal accounts sold through such distributors, could materially adversely affect our operating results and financial condition. In addition, sales of our products are typically made on credit with terms that vary depending upon the customer and the nature of the product. Our distributors and retailers compete in a volatile industry and are subject to the risk of bankruptcy or other business failure, and certain distributors and retailers have experienced difficulties. Although we maintain a reserve for uncollectible receivables, we cannot provide any assurance that our reserve will prove to be sufficient or that the difficulties for these or additional distributors and retailers will not continue, which could have an adverse effect on our business, operating results and financial condition.

OUR SUCCESS DEPENDS ON THE SUCCESS OF A FEW PRODUCT LINES.

        During the nine months ended March 31, 1999, 52% of our net revenues were derived from sales of our business applications, 12% of our net revenues were derived from sales of our utilities, and 42% of our net revenues were derived from sales of our visual content products. During fiscal 1998, 43% of our net revenues were derived from sales of our business applications, 19% of our net revenues were derived from sales of our utilities, and 29% of our net revenues were derived from sales of our visual content products. During fiscal 1997, 34% of our net revenues were derived from sales of our business applications, 11% of our net revenues were derived from sales of our utilities, and 46% of our net revenues were derived from sales of our visual content products. Within the business applications category, the products within the business drawing category (primarily the TurboCAD product line) accounted for approximately 20% of our net revenues during the nine months ended March 31, 1999, 22% of our net revenues during fiscal 1998, and 20% of our net revenues during fiscal 1997. Within the visual content category, the MasterClips product family accounted for approximately 46% of our net revenues during the nine months ended March 31, 1999, 29% of our net revenues during fiscal 1998, and 46% of our net revenues during fiscal 1997. These were the leading products in their respective categories and, although we publish a broad range of products, these product lines are expected to continue to account for a material percentage of net revenues in fiscal 1999 and thereafter. Accordingly, our future operating results will depend, in part, on continued and expanded market acceptance of these product lines, as well as our ability to continue to enhance these product lines and to introduce new products. We cannot provide any assurance that sales levels of any of these families of products will increase or be sustained, especially in light of increased competition in the marketplace. Any circumstances adversely affecting sales of these families of products, including such factors as product life cycles, market acceptance, product performance and reliability, reputation, price competition and the availability of third-party applications, could have a material adverse effect on our business, operating results and financial condition. The failure of new products in these families to achieve market acceptance could also have a material adverse effect on our business, operating results and financial condition.

OUR INTELLECTUAL PROPERTY MAY BE VULNERABLE.

        As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. From time to time, we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Although we investigate claims and respond as we deem appropriate, we cannot provide any assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense of such claims, which could have a material adverse effect on our business, operating results and financial condition. If any valid claims or actions were asserted against us, we might seek to obtain a license under a third-party's intellectual property rights. We cannot provide any assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

        We provide our products to end users under non-exclusive licenses, which generally are non-transferable and have a perpetual term. We make source code available for certain of our products. The provision of source code may increase the likelihood of misappropriation or other misuse of our intellectual property. We license all of our products pursuant to shrink-wrap licenses that are not signed by licensees and therefore may be unenforceable under the laws of certain jurisdictions.

OUR MARKETPLACE IS INTENSELY COMPETITIVE AND RAPIDLY CHANGING AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE FUTURE.

        The PC productivity software industry is highly competitive and is characterized by rapid changes in technology and customer requirements. Important factors in the market include product features and functionality, quality and performance, reliability, brand recognition, ease of understanding and operation, advertising and dealer merchandising, access to distribution channels and retail shelf space, marketing, pricing and availability and quality of support services. We face competition from a large number of sources. There has been a consolidation among competitors in the market for our products, and many of our current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations, significantly greater financial resources and greater name recognition and better access to consumers than we do. Our relatively small size could adversely affect our ability to compete with larger companies for sales to dealers, distributors and retail outlets, to obtain shelf space for our products in retail outlets and to acquire products from third parties, who may desire to have their products sold or published by larger entities. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and can quickly render existing technologies less valuable. It also requires us to enhance our existing products and to offer new products on a timely basis. We have limited resources and therefore must restrict our product development efforts to a relatively small number of projects.

        We compete with other software companies in our efforts to acquire products or companies and to publish software developed by third parties. The competition to publish software developed by third parties is primarily on the basis of brand-name reputation, the terms offered to software developers and the ability to market new products.

        Each of our major products competes with one or more products from one or more major independent software vendors. For example:

        - TurboCAD competes with AutoCAD from Autodesk Inc. and IntelliCAD from Visio Corporation.

        - WinDelete competes with Uninstaller from CyberMedia Inc., CleanSweep and Norton Uninstaller from Symantec Corporation.

        - MasterClips competes with ClickArt from Broderbund Software Inc., MegaGallery from Corel Corporation, Holy Cow! from Macmillan Digital Publishing USA and Art Explosion from Nova Development.

        - VoiceDirect competes with various speech recognition products from IBM, Dragon Systems, Inc., Kurzweil and Lernout & Hauspie.

        - Net Accelerator competes with SurfExpress from Connectix, Speed Surfer from Kissco and Net.jet from Peak Technologies.

        - FloorPlan competes with Home Architect from Cendant Corporation, Home Design Suite from Autodesk, Dream Home Designer from Alpha Software Corporation and Home Design 3D from Expert Software, Inc.

        -       TurboProject competes with Microsoft Project.

        Our strategy has been to develop productivity and utility applications that do not compete directly with applications or features included in operating systems and applications suites offered by major software vendors such as Microsoft, Lotus Development Corp. and Corel. However, such software vendors may in the future choose to expand the scope and functionality of their products to support some or all of the features currently offered by certain of our products, which could adversely affect demand for our products. In particular, Microsoft has periodically added utility features (e.g. disk compression utilities and desk-top facing features) to its Windows operating systems that were previously only supported by third-party vendors and that materially reduced demand for third-party utility products. In addition, Microsoft's Windows 98 contains features for the automatic updating of Windows 98 (including third party device drivers) and many Microsoft applications via the Internet, which could adversely impact sales of our Update Now! product. Windows 98 also contains the latest version of Microsoft's Internet Explorer which handles the caching of Web pages more efficiently. This feature may adversely impact sales of our Net Accelerator product family.

        The software industry has limited barriers to entry, and the availability of personal computers with continuously expanding capabilities, at progressively lower prices, contributes to the ease of market entry. We believe that competition in the industry will continue to intensify as a number of software companies extend their product lines into additional product categories and as additional competitors enter the market. In addition, widespread use of the Internet has reduced barriers to entry in the software market by allowing software developers to distribute their products online without relying on access to traditional distribution networks. As a result of the proliferation of competing software developers, an increasingly large number of products are competing for limited shelf space. There can be no assurance that our products will achieve and/or sustain market acceptance and generate significant levels of revenues in subsequent quarters or that we will have the resources required to compete successfully in the future.

OUR DEPENDENCE ON THIRD PARTY DEVELOPERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

        Our business strategy has historically depended in part on our relationships with third-party developers, who provide products that expand the functionality of our software. Many of these licenses require payment of royalties based on the number of products sold. In other cases, we may be required to pay substantial up-front royalties and development fees to software developers before the commercial viability of their products has been tested. Failure of such products to achieve commercial success could result in substantial charges against our earnings. Licenses from third parties for several of our products have limited terms and are non-exclusive. We cannot provide any assurance that these third-party software licenses for current products or for new products will continue to be available on commercially reasonable terms, or that the software will be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or the inability to support, maintain and enhance, any such software, could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated, which would have a material adverse effect on our business, operating results and financial condition. In addition, because talented development personnel are in high demand, we cannot provide any assurance that independent developers, including those who have developed products for us in the past, will be able to provide development support to us in the future. If sales of software utilizing third-party technology increase disproportionately, operating income as a percent of revenue may be below historical levels due to third-party royalty obligations.

THERE ARE RISKS ASSOCIATED WITH OUR USE OF DEVELOPMENT TEAMS OUTSIDE THE UNITED STATES.

        Most program coding and quality testing of our products are performed using contract programmers in development centers in various locations in Russia, Ukraine, India, and several other countries. Although the cost of programmers outside of the United States is significantly lower than the cost of programmers available to us domestically, our reliance on such programmers presents a number of risks. Due to the geographic distance between our engineering management personnel in California and the contract programmers overseas, it is more difficult for us to manage, oversee and control the programming process. In addition, cultural and language differences make coordination of our United States management and overseas programming efforts more difficult. While our agreement with the entity through which we compensate these programmers provides that we own the code developed by the programmers, the location of the source code outside the United States may make it more difficult for us to ensure that access to our source code is adequately restricted. Given our reliance on programmers outside the United States, our business, operating results and financial condition would be materially adversely affected if we were to lose the services of these programmers. Although we would likely be able to locate alternative programmers within the United States or in other countries to the extent that the overseas programmers were no longer available, the costs associated with such alternative programmers could significantly increase our operating expenses.

WE FACE DIFFICULTIES IN MANAGING CHANGE.

        In recent years, we have experienced changes in our operations that have placed significant demands on our administrative, operational and financial resources. The growth in our Internet customer base and expansion of our Internet product families, together with our acquisition of other businesses and their employees, have challenged and are expected to continue to challenge our management and operations, including our sales, marketing, customer support, research and development and finance and administrative operations. In order to address certain of these challenges, we need to upgrade elements of our information systems. We cannot provide any assurance that we will successfully overcome difficulties with such upgrades in a timely manner, which could adversely affect our ability to continue to manage the growth of our operations. Our future performance will depend in part on our ability to manage change successfully, in both our domestic and our international operations, and to adapt our operational and financial control systems, if necessary, to respond to changes in our business and to facilitate the integration of acquired businesses with our operations. The failure of our management to effectively respond to and manage growth could have a material adverse effect on our business, operating results and financial condition.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS.

        For the nine months ended March 31, 1999, net revenues from international sales were $9,392,000 or 30% of net revenues. International sales represented 33% of revenues for the nine months ended March 31, 1999, 30% of our revenues during fiscal 1998, 41% of our revenues during fiscal 1997. We expect that international sales will account for an increasing portion of our revenues in the future. Most of our international revenues are denominated in foreign currencies. Consequently, a decrease in the value of a relevant foreign currency in relation to the U.S. dollar can adversely affect our net revenues. Further, a decrease in the value of a relevant foreign currency in relation to the U.S. dollar occurring after prices and before receipt of payment by us would have an adverse effect on our results of operations. Additionally, we may be materially and adversely affected by increases in duty rates, exchange or price controls, changes in tariffs, difficulties managing accounts receivable, longer collection cycles, repatriation restrictions or other restrictions on foreign currencies. Our international operations are subject to certain other risks common to international operations, including without limitation, difficulties managing foreign operations, the timely and successful launch of foreign products, government regulations, import and export restrictions, changes in international tax laws, political instability and, in certain jurisdictions, reduced protection for our intellectual property rights. We have committed and continue to commit significant time and development resources to customizing certain of our products for selected international markets and to developing international sales and support channels. We cannot provide any assurance that our efforts to develop products for targeted international markets or to develop additional international sales and support channels will be successful. The failure of such efforts, which can entail considerable expense, could have a material adverse effect on our business, operating results and financial condition.

        Although IMSI believes that the risks associated with transactions in foreign currencies are mitigated by diversified exposure to multiple currencies, IMSI's operating results may be affected by the risks customarily associated with international operations, including a devaluation of the U.S. dollar, increases in duty rates, exchange or price controls, longer collection cycles, government regulations, political instability, and changes in international tax laws.

WE HAVE EXPERIENCED SIGNIFICANT DILUTION.

        We have issued common stock in connection with strategic acquisitions and other transactions. As a result, we have experienced common stock dilution. On June 30, 1998, IMSI had 5.7 million shares issued and outstanding. On March 31, 1999, IMSI had approximately 6.8 million shares issued and outstanding. This prospectus covers 2,524,823 shares of common stock, of which 1,100,857 shares are outstanding and 1,423,966 shares may be issuable in the future upon the occurrence of certain events. IMSI may issue additional shares of common stock during Fiscal 1999 and thereafter.

DIRECTORS AND OFFICERS BENEFICIALLY OWN A SIGNIFICANT PERCENTAGE OF OUR SHARES.

        As of the date of this prospectus, the present directors and executive officers of IMSI and their respective affiliates, in the aggregate, beneficially owned approximately 16% of our outstanding common stock. As a result, these stockholders will possess significant influence over us. Such influence may have the effect of delaying or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving IMSI or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

OUR RELIANCE ON OUTSOURCING COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        We outsource most of the production of our products, which primarily involves duplication of various media and the printing of user manuals and packaging materials. So long as it remains economically advantageous to do so, we intend to continue, and possibly to increase, outsourcing in the future. Although we believe that we have adequate alternative suppliers of such services, the loss of a supplier or our inability to perform contract services could materially adversely affect our operating results.

OUR COMMON STOCK PRICE IS HIGHLY VOLATILE AND IS SUBJECT TO WIDE FLUCTUATIONS.

        The market price of our common stock is highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in our operating results, announcements of technological innovations, new products or services introduced by us or our competitors, changes in financial estimates by securities analysts, conditions and trends in the software market, general market conditions and other factors. Historically, the trading volume of the common stock has been very small and the market for the common stock has been materially less liquid than that of most other publicly traded companies. Significant sales of common stock could have an adverse effect on the market price of the common stock. Further, the stock markets, and in particular the Nasdaq Stock Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price to earnings ratios substantially above historical levels. We cannot provide any assurance that these trading prices and price to earnings ratios will be sustained. These broad market factors may adversely affect the market price of our common stock. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock.

YEAR 2000 ISSUES COULD AFFECT OUR BUSINESS.

        We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. We have established procedures for evaluating and managing the risks and costs associated with this problem, and, as part of the general upgrade of our information systems, we are putting in place systems which will be Year 2000 compliant.

        IMSI has initiated a Year 2000 Compliance Plan that addresses three types of systems that must be Year 2000 compliant.

        PRODUCTS: IMSI's software products have been undergoing Year 2000 Compliance testing since January 1998. Approximately 85% of our currently supported products have been verified as Year 2000 Compliant; the remaining products are expected to be verified as compliant by June 1999.

        IT SYSTEMS: We have identified all internal data processing and networking systems that we believe are at risk from the Year 2000 problem and we are currently reviewing the manufacturer's Year 2000 Compliance statement for each system. Any systems that are determined to be non-compliant will be upgraded or replaced. Internal testing will be initiated for any missing critical system for which the manufacturer's Year 2000 Compliance statement is not adequate to ensure the reliability of the system. All IT systems will be verified as Year 2000 Compliant by July 1999. In addition, no new IT systems will be implemented without first ensuring that they are Year 2000 Compliant.

        NON-IT-SYSTEMS: We have identified a wide range of general computing and facilities systems that must be verified as Year 2000 Compliant. The majority of these systems will be upgraded or replaced as necessary during normal maintenance if they are not compliant. The manufacturer's Year 2000 Compliance statements are currently under review for the remaining systems and will be upgraded or replaced if necessary. Because new systems are continually being integrated into IMSI, the effort to ensure Year 2000 Compliance for these systems is an ongoing effort.

        We have communicated with others with whom we do significant business to determine their Year 2000 compliance readiness and the extent to which IMSI is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our systems, would not have a material adverse effect on IMSI, results of operations and our financial condition.

                                 USE OF PROCEEDS

        Except in the event that warrants are exercised for cash (in which case we would receive proceeds from the exercise) rather than being net exercised, for the exercise of warrants we will not receive any proceeds from the sale of the common stock by the selling stockholders.


                              SELLING STOCKHOLDERS

        We are registering the shares of common stock pursuant to the following agreements:

        (1) an Exchange Agreement among Zedcor, Inc., certain Zedcor, Inc. stockholders and IMSI dated September 17, 1998 (the "Exchange Agreement");

        (2) a Warrant Subscription Agreement between Silicon Valley Bank and IMSI dated November 3, 1998 (the "Warrant Agreement");

        (3) an Asset Purchase Agreement between clipartconnection.com and IMSI dated December 24, 1998 (the "Asset Purchase Agreement");

        (4) a Fee Agreement between IMSI and the Law Offices of Mark Garay, Inc., dated January 11, 1999 (the "Garay Fee Agreement")

        (5) a Fee Agreement between IMSI and The Learning Company ("TLC") dated January 21, 1999 (the "TLC Fee Agreement");

        (6) a Fee Agreement between IMSI and Green Tree Technologies, Inc. dated February 18, 1999 (the "Green Tree Fee Agreement");

        (7) a Fee Agreement between IMSI and Zedcor, Inc., dated February 25, 1999 (the "Zedcor Fee Agreement");

        (8) an agreement between IMSI and Capital Ventures International dated March 3, 1999 (the "Capital Ventures International Agreement");

        (9) a Fee Agreement between IMSI and HomeStyles, Inc., dated January 11, 1999 (the "HomeStyles Agreement");

        (10) a Fee Agreement between IMSI and Joseph Minnevich, dated January 11, 1999 (the "Minnevich Agreement");

        (11) a Fee Agreement between IMSI and Gateway Acceptance, dated March 1, 1999 (the "Gateway Agreement");

        (12) a Fee Agreement between IMSI and Spatial Technologies, dated March 25, 1999 (the "Spatial Agreement") and

        (13) a Fee Agreement between IMSI and StarBase Corp., dated March 26, 1999 (the "StarBase Agreement.")

        (14) an Amendment dated as of May 10, 1999, between IMSI, Zedcor and its former shareholders, amending the Exchange Agreement and Zedcor Fee Agreement, among other agreements.

        Zedcor Agreements. In October 1998, IMSI acquired all the outstanding common stock of Zedcor, Inc. ("Zedcor"), an Internet provider of art and animations, pursuant to the Exchange Agreement. The total purchase price consisted of cash, a promissory note for $2,229,500, and 176,455 shares of common stock. Pursuant to the terms of the Exchange Agreement, we are registering the shares of common stock that the Zedcor stockholders listed below received in this transaction. On February 25, 1999, IMSI entered into a fee agreement with Zedcor. Under the terms of the Zedcor Fee Agreement, IMSI issued 190,797 shares of common stock (as amended in May 1999) and in satisfaction of a debt owed Zedcor under the terms of the Exchange Agreement described above. The shares were priced at $8.00 and on the closing date the closing price of the common stock was $11.438. In May 1999, IMSI entered into an agreement with Zedcor and its former shareholders pursuant to which IMSI agreed, among other things, to issue approximately 10,000 shares of common stock in consideration of the release of a security interest in favor of the former Zedcor shareholders and certain other agreements by those shareholders. IMSI agreed to register the above shares for resale.


        The Warrant Agreement. On November 3, 1998, we borrowed funds under a three-year subordinated loan facility with Silicon Valley Bank. As part of the loan facility, IMSI issued warrants, which have a five-year term, to purchase 30,000 shares of common stock with an exercise price of $7.00 per share. As part of the original loan agreement dated November 3, 1998, IMSI was required to register shares by February 1, 1999. On January 26, 1999, Silicon Valley Bank and IMSI agreed to extend this deadline until May 5, 1999. Additional warrants are required to be granted as follows:

If not paid in full prior to:   Additional warrants to be issued         Exercise price per share
-----------------------------   --------------------------------         ------------------------
   October 31, 1999                      5,000                                  $7.00
   January 31, 2000                     25,000                                   7.00
   April 30, 2001                       65,000                                   6.00
   October 31, 2001                    125,000                                   5.00

IMSI is registering 30,000 of the shares issuable upon exercise of these warrants, under the terms of IMSI's agreements with the bank. If it is necessary to register the remaining shares, IMSI will do so at a later date.

        Asset Purchase Agreement. On December 24, 1998, IMSI purchased certain assets of clipartconnection.com, an Internet provider of art and animation, for a purchase price of 18,053 shares of common stock. The share price used for calculation and the closing price on the Closing were commensurate. IMSI agreed to register those shares for resale.

        Garay Fee Agreement. On January 11, 1999, IMSI entered into a fee agreement with the Law Offices of Mark Garay, Inc. ("Garay") Under the terms of the Garay Fee Agreement, IMSI issued 11,112 shares of our common stock in satisfaction of a debt owed to Garay. The shares were priced at $9.00 and on the closing date the closing price of the common stock was IMSI common stock was trading at $10.25. IMSI agreed to register those shares for resale.

        TLC Fee Agreement. On October 2, 1998, The Learning Company, Inc. ("TLC") and IMSI entered into a software license agreement whereby TLC sold Org Plus to us in exchange for current and future cash payments. In January 1999, IMSI and TLC agreed to amend the terms of the Org Plus agreement to allow IMSI to settle the portion of the purchase price not paid at the closing by the issuance of 200,000 shares of common stock. The shares were priced at $9.00, and on the closing date the closing price of the common stock was $12.00. IMSI agreed to register those shares for resale. In addition, IMSI has agreed that if TLC sells any shares pursuant to this prospectus within 30 days of the effective date of the registration statement to which this registration statement relates, at a sale price of less than the price per share of the common stock as of April 30, 1999, IMSI will pay TLC the difference between the price TLC receives per share and the price per share as of April 30, 1999 in cash, or IMSI may make up the shortfall by issuing additional shares equal to the difference in the selling price multiplied by the weighted average of the shares during the thirty day protection period.

        Green Tree Fee Agreement. On February 18, 1999, IMSI entered into a fee agreement with Green Tree Technologies, Inc. ("Green Tree")to satisfy a debt we owed Green Tree under the terms of a software license agreement between IMSI and Green Tree. In settlement of this debt, we issued to Green Tree 18,053 shares. The shares were priced at $8.31 and on the closing date the closing price of the common stock was $11.00. IMSI agreed to register those shares for resale.


        Capital Ventures International Agreement. On March 3, 1999, IMSI entered into a stock purchase agreement and related agreements with Capital Ventures International ("CVI"). Under the terms of the agreement, CVI paid us $5,000,000 and we issued 437,637 shares of our common stock. We may be required to issue additional shares depending on the occurrence of certain events, including the market price of the common stock on certain future dates. In particular, if the average of the closing prices of our common stock for the five trading days before the date that the registration statement of which this prospectus is a part is declared effective by the SEC is less than $11.42, then we are obligated to issue additional shares to CVI so that CVI's per share purchase price equals that average market price, but in all events no lower than approximately $7.99. This floor price can be reduced if we complete a "Financing Transaction," as defined in the agreements with CVI, at certain prices within certain periods of time after the closing of the CVI transaction. The shares were priced at $11.42 and on the closing date the closing price of the common stock was $11.563. Additionally, pursuant to the CVI agreement, CVI can purchase up to $3,000,000 worth of additional shares of common stock, up to a maximum of 375,117 shares. CVI also acquired a warrant to purchase 131,291 shares of common stock. IMSI agreed to register the shares issued or issuable pursuant to these agreements. Under the agreements with CVI, if the registration statement is not declared effective before July 3, 1999, then we are obligated to pay to CVI certain amounts, which could be material depending on several factors including the length of time before this registrations statement is declared effective.

         Following the closing of the BayStar Financing, CVI notified IMSI that CVI believes that as a result of the BayStar Financing, the floor price under the CVI agreements relating to possible issuance of additional shares to CVI depending on the average market price of our common stock on the date this registration statement is declared effective should be reduced from $7.99 to a significantly lower number, possibly approximately $4.25. IMSI disagrees with CVI's assertions concerning the extent of any reduction to this share limit price. To our knowledge, CVI has not yet filed any lawsuits against us, but CVI may in the future file an action against us asserting the above claims and possibly other claims, seeking damages and other relief including issuance of additional shares of common stock to CVI, depending on the market price of our common stock when this registration statement is declared effective. If CVI were ultimately to prevail in any such action, we might be required to pay damages and/or issue additional shares of common stock to CVI. We currently believe that the maximum number of additional shares we would be required to issue if CVI were to prevail would be approximately 738,834 shares, but we cannot provide any assurances concerning the outcome of any such action, if brought. This prospectus includes an additional 700,000 shares of common stock which may, depending on various circumstances described above, become issuable to CVI.

        HomeStyles Agreement. On January 11, 1999, IMSI entered into a fee agreement with HomeStyles, Inc. ("HomeStyles") to satisfy a $90,000 debt we owed HomeStyles under the terms of various software license agreement between IMSI and HomeStyles. In settlement of this debt, we issued to HomeStyles 10,000 shares of common stock. The shares were priced at $9.00 and on the closing date the closing price of the common stock was $10.25. IMSI agreed to register those shares for resale.

        Minnevich Agreement. On January 11, 1999, IMSI entered into a fee agreement with Joseph Minnevich ("Minnevich") to satisfy a $45,000 debt we owed Minnevich under the terms of various software license agreement between IMSI and Minnevich. In settlement of this debt, we issued to Minnevich 5,000 shares of common stock. The shares were priced at $9.00 and on the closing date the closing price of the common stock was $10.25. IMSI agreed to register those shares for resale.

        Gateway Agreement. On March 1, 1999, IMSI entered into a fee agreement with Gateway Acceptance Co. ("Gateway") to satisfy a $72,000 debt we owed Gateway under the terms of various manufacturing agreements between IMSI and Gateway. In settlement of this debt, we issued to Gateway 8,000 shares of common stock. The shares were priced at $9.00 and on the closing date the closing price of the common stock was $11.438. IMSI agreed to register those shares for resale.

        Spatial Agreement. On March 25, 1999, IMSI entered into a fee agreement with Spatial Technology, Inc. ("Spatial") to satisfy a $45,000 debt we owed Spatial under the terms of various software license agreements between IMSI and Spatial. In settlement of this debt, we issued to Spatial 5,000 shares of common stock. The shares were priced at $9.00 and on the closing date the closing price of the common stock was $11.25. IMSI agreed to register those shares for resale.

        StarBase Agreement. On March 26, 1999, IMSI entered into a fee agreement with StarBase Corporation ("StarBase") to satisfy a debt we owed StarBase under the terms of various software license agreements between IMSI and StarBase. In settlement of this debt, we issued to StarBase 10,750 shares of common stock. The share price used for calculation and the closing price on the closing were commensurate. IMSI agreed to register those shares for resale.

        The following table sets forth information with respect to the selling stockholders and the shares of the common stock that may be offered pursuant to this prospectus (the "shares"). Except as provided below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

        The selling stockholders may from time to time offer and sell any or all of their shares pursuant to this prospectus. Because the selling stockholders are not obligated to sell shares of common stock, and because selling stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares of common stock each selling stockholder will beneficially own after this offering

                                        Shares of Common Stock
                                        Beneficially Owned (1)
                                        Prior to the Offering
                                          and Being Offered
Name                                   Number      Percent
----                                   ------      -------

Michael A. Gariepy and Marcella
   A. Gariepy Living Trust(2)          301,802           4.36%
Peter M. Gariepy(2)                     75,450           1.09%
Silicon Valley Bank                     30,000    less than 1%
Clipartconnection.com                   18,053    less than 1%
Law Offices of Mark Garay, Inc.         11,112    less than 1%
The Learning Company, Inc.             200,000           2.89%
Green Tree Technologies, Inc.           18,053    less than 1%
Capital Ventures
  International(3)                   1,131,603          16.36%
HomeStyles, Inc.                        10,000    less than 1%
Joseph Minnevich                         5,000    less than 1%
Gateway Acceptance Co.                   8,000    less than 1%
Spatial Technology, Inc.                 5,000    less than 1%
StarBase Corp.                          10,750    less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) These shares are being offered pursuant to the Zedcor Exchange Agreement and the Zedcor Fee Agreement.

(3) These shares include the 437,637 shares initially issued, and up to 693,966 additional shares that may be issued to CVI under the Capital Ventures International Agreement. Does not include any additional shares that may become issuable to CVI by virtue of certain provisions in the agreements with CVI providing for issuance of additional shares depending on the market price of the common stock on the date the registration statement is declared effective.


                              PLAN OF DISTRIBUTION

        We have filed a Registration Statement of which this prospectus forms a part pursuant to registration rights we granted to the selling stockholders pursuant to (1) the Exchange Agreement; (2) the Warrant Agreement; (3) the Asset Purchase Agreement; (4) the Garay Fee Agreement; (5) the TLC Fee Agreement; (6) the Greentree Fee Agreement; (7) the Zedcor Fee Agreement; and (8) the Capital Ventures International agreements.

        To IMSI's knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor does IMSI know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

        Who May Sell; How Much; Applicable Restrictions. The selling stockholders may from time to time offer the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters," and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the shares of common stock by the selling stockholders.

        Manner of Sales and Applicable Restrictions. The selling stockholders will act independently of IMSI in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Stock Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

        (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

        (c) an over-the-counter distribution in accordance with the Nasdaq rules;

        (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        (e)     privately negotiated transactions.

        Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M (which regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other such person). The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock. Under the terms of its asset purchase agreement, clipartconnection.com agreed to limit to ten percent of the total number of shares, the number of shares it holds that are covered by this prospectus it will sell in any one month period during the twelve months following the date its shares become tradable unless we consent otherwise. Clipartconnection.com also agreed to give us ten business days advance notice of any proposed sale of common stock. IMSI has a perpetual right of first refusal to either purchase such shares or to arrange for a third party to purchase the shares.

        Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

        Hedging and Other Certain Transactions with Broker-Dealers. In connection with distributions of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling stockholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

        Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such selling stockholder.

        Indemnification. Under the terms of the Garay Fee Agreement, the TLC Fee Agreement, the Capital Ventures International Agreement, the Greentree Fee Agreement, and the Zedcor Fee Agreement, we have agreed to indemnify each of the parties to the agreements and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

        Prospectus Updates; Suspension of this Offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the Garay Fee Agreement, the TLC Fee Agreement, the Greentree Fee Agreement, and the Zedcor Fee Agreement, upon the occurrence of any event known to our executive officers as a result of which this prospectus is known by our executive officers to include an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, the parties have each agreed not to trade shares of common stock from the time the selling stockholder receives notice from IMSI of such an event until such party receives a prospectus supplement or amendment. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to the parties.

                       WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. You may obtain copies of such material from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. This Web site can be accessed at http://www.sec.gov. Our common stock is listed on the Nasdaq Stock Market and reports, proxy statements and other information concerning IMSI may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

        We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to Susan Wisor at
(415) 878-4244.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The following documents that we have filed with the SEC are incorporated by reference into this prospectus:

        (a) the Registration Statement and the exhibits and schedules filed therewith;

        (b) our annual report on Form 10-K for the fiscal year ended June 30, 1998, as amended; provided, however, that the financial statements and the report of our independent auditor that is included in the Form 10-K will not be incorporated by reference until an appropriate consent of our independent auditor is filed by amendment as part of the Registration Statement of which this prospectus is a part;

        (c) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 1998, including: (1) our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 1998, December 31, 1998, and March 31, 1999; and
                (2) our Proxy Statement on Form DEF 14A filed on December 29, 1998, as revised on Form DEFR 14 A filed on December 30, 1998;

        (d) all other information that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering;

        (e)     our Report on Form 8-K filed on April 26, 1999; and

        (f)     our Report on Form 8-K filed on May 12, 1999.

        Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the Registration Statement.

                                  LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by our in-house counsel, Geoffrey B. Koblick.

================================================================================



                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.







                        2,524,823 Shares of Common Stock







                              --------------------

                                   PROSPECTUS

                              --------------------












================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee $ 4,390
Accounting fees and expenses                        $25,000
Legal fees and expenses                             $15,000
Miscellaneous                                       $ 5,000
                                                    -------
Total                                               $49,390
                                                    =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 317 of the California Corporations Code provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

Section 5 of Article II of IMSI's By-laws, provides as follows:

        Section 5. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

        (a) Authorization. The corporation may indemnify any director, officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317 of the General Corporation Law. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person again the liability insured against.

        (b) Indemnification. To the fullest extent permissible under Section 317 of the General Corporation Law, the corporation shall indemnify its directors and officers against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any proceeding, including an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joining venture, trust or other enterprise (including service with respect to employee benefit plans), or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation. To the fullest extent permissible under Section 317 of the General Corporation Law, expenses incurred by a director or officer seeking indemnification under this By-law in defending any proceeding shall be advanced by the corporation as they are incurred upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation for those expenses. The rights granted by this By-law are contractual in nature and, as such, may not be altered with respects to any present or former director or officer without the written consent of that person.

        (c) Procedure. Upon written request to the Board of Directors by a person seeking indemnification under this By-law, the Board shall promptly determine in accordance with

        Section 317(e) of the General Corporation Law whether the applicable standard of conduct has been met and, if so, the Board shall authorize indemnification. If the Board cannot authorize indemnification because the number of directors who are parties to the proceeding with respect to which indemnification is sought prevents the formation of a quorum of directors who are not parties to the proceeding, then, upon written request by the person seeking indemnification, independent legal counsel (by means of a written opinion obtained at the corporation's expense) or the corporation's stockholders shall determine whether the applicable standard of conduct has been met and, if so, shall authorize indemnification.

        (d) Definitions. The term "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. The term "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification.

ITEM 16.  EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

4.1 -- An agreement between IMSI and Capital Ventures International dated March 3, 1999

4.2 -- Asset Purchase Agreement between clipartconnection.com and IMSI dated December 24, 1998

4.3 -- Exchange Agreement among Zedcor, Inc., certain Zedcor, Inc. stockholders and IMSI dated September 17, 1998

4.4 -- Fee Agreement by and between IMSI and The Learning Company dated as of January 21, 1999

4.5 -- Fee Agreement between IMSI and Greentree Technologies, Inc. dated February 18, 1999

4.6 -- Fee Agreement between IMSI and Zedcor, Inc. dated February 25, 1999

4.7 -- Fee Agreement between IMSI and the Law Offices of Mark Garay, Inc. dated January 11, 1999

4.8 -- Warrant Subscription Agreement between Silicon Valley Bank and IMSI dated November 3, 1998

4.9 -- Fee Agreement between IMSI and HomeStyles, Inc. dated January 11, 1999

4.10 -- Fee Agreement between IMSI and Gateway Acceptance Co. dated March 1,
1999

4.11 -- Fee Agreement between IMSI and Spatial Technology Inc. dated March 26, 1999

4.12 -- Fee Agreement between IMSI and StarBase Corporation dated March 26, 1999

4.13 -- Fee Agreement between IMSI and Joseph Minnevich dated January 11, 1999

4.14 -- Agreement between IMSI, Zedcor and the former shareholders of Zedcor dated as of May 10, 1999.

5.1 -- Opinion of Counsel regarding the legality of common stock.

23.1 -- Independent Auditors' Consent.*

23.2 -- Consent of Counsel (included in Exhibit 5.1).

24.1 -- Power of Attorney (see page II-5).

-------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all for the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California, on the ___ day of June, 1999.


                                      INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

                                      By: ______________________________________
                                          Costa John, CEO

                                POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Costa John and Martin Sacks, and each of them, his attorneys-in-fact, and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                                  Title                     Date
           ---------                                  -----                     ----

PRINCIPAL EXECUTIVE OFFICER:

--------------------------------
Costa John                                    Chief Executive Officer       June __, 1999


DIRECTORS:

--------------------------------
Martin Sacks                                  Chairman of the Board         June __, 1999


--------------------------------
Charles Federman                              Director                      June __, 1999


--------------------------------
Abe Ostrovsky                                 Director                      June __, 1999


--------------------------------
William H. Lane III                           Director                      June __, 1999


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            EXHIBIT TITLE
--------                          -------------

4.1     An agreement between IMSI and Capital Ventures International dated March
        3, 1999.

4.2     Asset Purchase Agreement between clipartconnection.com and IMSI dated
        December 24, 1998

4.3 Exchange Agreement among Zedcor, Inc., certain Zedcor, Inc. stockholders and IMSI dated September 17, 1998

4.4 Fee Agreement by and between IMSI and The Learning Company dated as of January 21, 1999

4.5     Fee Agreement between IMSI and Greentree Technologies, Inc. dated
        February 18, 1999

4.6     Fee Agreement between IMSI and Zedcor, Inc., dated February 25, 1999

4.7 Fee Agreement between IMSI and the Law Offices of Mark Garay, Inc., dated January 11, 1999

4.8 Warrant Subscription Agreement between Silicon Valley Bank and IMSI dated November 3, 1998

4.9     Fee Agreement between IMSI and HomeStyles, Inc. dated January 11, 1999

4.10    Fee Agreement between IMSI and Gateway Acceptance Co. dated March 1,
        1999

4.11    Fee Agreement between IMSI and Spatial Technology Inc. dated March 26,
        1999

4.12    Fee Agreement between IMSI and StarBase Corporation dated March 26, 1999

4.13    Fee Agreement between IMSI and Joseph Minnevich dated January 11, 1999

4.14 Agreement dated as of May 10, 1999 between IMSI, Zedcor and the former shareholders of Zedcor.

5.1     Opinion of Counsel regarding the legality of common stock

23.1    Independent Auditors' Consent*

23.2    Consent of Counsel (included in Exhibit 5.1)

24.1    Power of Attorney (see page II-5)

* To be filed by amendment.